As filed with the Securities and Exchange Commission on December 2, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Scottish & Southern Energy Plc.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Scotland
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share, each of par value of 50 pence, of Scottish & Southern Energy Plc.	100,000,000	$0.05	$5,000,000	$535

* Each unit represents one American Depositary Share.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1. Name of depositary and address of its principal executive office	Face of Receipt, Introductory article and bottom center
2. Title of Receipts and identity of deposited securities Terms of Deposit:	Face of Receipt, Top center
(i) The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraph (11) and (12)
(iii) The collection and distribution of dividends	Paragraph (10)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraph (11) and (12)
(v) The sale or exercise of rights	Paragraphs (10) and (11)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (6), (10) and (13)
(vii) Amendment, extension or termin-ation of the deposit arrangements	Paragraphs (18) and (19) (no provision for extensions)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (14)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4) and (6)
(x) Limitation upon the liability of the depositary	Paragraphs (4) and (16)
3. Fees and charges which may be imposed directly or indirectly against holders of Receipts	Paragraph (6)

Item 2. AVAILABLE INFORMATION	Face of Receipt, Paragraph (25)
Scottish & Southern Energy Plc. (“the Company”) currently furnishes to the Commission certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, and otherwise complies with the exemption provided by such Rule. Reports and other information furnished by the Company to the Commission can be inspected by Holders of Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Amended and Restated Deposit Agreement, dated as of December   , 2005, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. - Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 14, 2005.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one Ordinary Share, each of par value of 50 pence, of the Company.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Mike R. Hughes
Name: Mike R. Hughes
Title: Director

By:	/s/ Clare Benson
Name: Clare Benson
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Scottish & Southern Energy Plc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Perth on November 30, 2005.

SCOTTISH & SOUTHERN ENERGY PLC.

By:	/s/ Vincent Donnelly
Name: Vincent Donnelly
Title: Company Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Vincent Donnelly and Gregor Alexander, to act as his true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 29, 2005.

Name	Title
/s/Ian Marchant Ian Marchant	Chief Executive (Principal Executive Officer)
/s/Colin Hood Colin Hood	Chief Operating Officer
/s/Sir Robert Smith Sir Robert Smith	Chairman of the Board
/s/Gregor Alexander Gregor Alexander	Finance Director (Principal Financial Officer and Principal Accounting Officer)
/s/Alistair Phillips-Davies Alistair Phillips-Davies	Energy Supply Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Scottish & Southern Energy Plc., has signed this Registration Statement on November 30, 2005.

Puglisi & Associates, as authorized representative

By:	/s/ Gregory F. Lavelle
Name: Gregory F. Lavelle
Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a)
Amended and Restated Deposit Agreement, dated as of December [x], 2005, by and among the Company, the Depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered.